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MG LLC
Small Business Bond™

Bond Terms:

Bond Yield: 11.00%

Target Raise Amount: $40,000

Offering End Date: August 17, 2023

Repayment Period: 2 years (24 months)

Minimum Raise Amount: $10,000

Company Details:

Name: MG LLC

Founded: December 16, 2021

Address: 320 Florida Ave NE, 311
          Washington, DC 20002

Industry: Full-Service Restaurants

Employees: 1

Website: www.donisimadonuts.com

Use of Funds Allocation:

If the maximum raise is met:

$30,000 (75.00%) – of the proceeds will go towards working capital
$10,000 (25.00%) – of the proceeds will go towards equipment

Social:

Instagram: 2,160 Followers

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Business Metrics:

	FY22	YTD 3/31/2023
Total Assets	$451	$1,142
Cash & Cash Equivalents	$451	$1,142
Accounts Receivable	$0	$0
Short-term Debt	$816	$1,425
Long-term Debt	$0	$0
Revenue	$87,053	$120,854
Cost of Goods Sold	$46,906	$71,399
Taxes	$0	$0
Net Income	-$5,623	-$6,896

Recognition:

MG LLC (DBA Donisima) has been in business since 2022, where chef Miguel Guerra honed his confectionery craft under Miami desserts king Antonio Bachour, who just received a 2022 James Beard Award semifinalist nomination for outstanding pastry chef. He also spent six years at modernist Colombian tasting room Elcielo in Miami and currently works with its Michelin-rated sibling in D.C.'s Latin food hall La Cosecha.

About:

MG LLC (DBA Donisima) relies on Latin American ingredients and sophisticated pastry techniques to make doughnuts. They decorate brioche spheres with fancy chocolates, gold leaf, colorful tropical fruits, Venezuelan rums, and other Latin flavors. Donisima means "super doughnut," a fusion of "doughnut" and the Spanish superlative "isima."

For more information, contact our Customer Support Team at support@thesmbx.com

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